Exhibit 99.2

HASHCHAIN TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED NOVEMBER 30, 2019

(All amounts expressed in CAD dollars, unless otherwise stated)

BACKGROUND

The following management discussion and analysis (“MD&A”) of the results of operations and financial condition, prepared as of January 28, 2019, should be read in conjunction with the consolidated financial statements of HashChain Technology Inc. (the “Company” or “HTI”) for the period ended November 30, 2019, and accompanying notes thereto. The financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and all amounts are presented in Canadian dollars unless noted otherwise.

DESCRIPTION OF BUSINESS AND OVERALL PERFORMANCE

HashChain Technology Inc. is a blockchain technology company focused on cryptocurrency mining and was listed for trading on the TSX Venture Exchange on December 18, 2017 trading under the stock symbol “KASH.” The Company was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017. The Company’s head office is located at 40 Beaver Street, Albany, NY 12205. As of November 30, 2019, the Company had one wholly owned subsidiary: HashChain Mining LLC. In October 2019, Global Crypto Public Accounting Ltd. was voluntarily dissolved by the Company.

HashChain’s corporate strategy is to constantly evaluate the rapidly changing cryptocurrency market and adapt accordingly through strategic growth opportunities. The Company recognizes income from the provision of transaction verification services, known as ‘crypto-currency mining’, for which the Company receives digital currencies and records them at their fair value on the date received.

On July 3, 2018, in order to focus on cryptocurrency mining the Company’s Board of Directors agreed to a plan to spin out the cryptocurrency accounting and tax compliance portion of the Company’s business, Global Crypto Public Accounting Ltd. (“Global”), into its own publicly traded company.

This plan was superseded by the Company disposing of its software and related assets (“NODE40 assets”) held in Global during the year ended August 31, 2019 as follows:

On September 20, 2018, the Company and the vendors of the NODE40 assets entered into an amendment to the asset purchase agreement to (i) extend the due date of the US$2,000,000 cash payment which was originally due 180 days following the closing date to February 15, 2019 and (ii) extend the due date of the 980,346 common shares which were originally due 180 days following the closing date to February 15, 2019. The vendors of the NODE40 assets agreed to cancel the 3,600,000 common shares of the Company which they were issued on the closing date of February 15, 2018 and the Company agreed to return the Masternode Rewards and all Dash cryptocurrency paid to the Company by customers for services associated with the NODE40 Masternode services and accounting software to the vendors. In addition, the vendors were to be issued 110 common shares of Global.

On November 14, 2018, the Company entered into an asset purchase agreement to sell its proprietary software and assets related to the NODE40 software platform. The terms of the asset purchase agreement were as follows:

●	The Company agreed to deliver to the buyer all remaining assets and proprietary software related to the NODE40 platform.

●	In exchange for the assets related to the NODE40 software mentioned above, the buyer agreed to forgive the US $5,200,000 of convertible loans payable and loans payable owed to the buyer by the Company.

●	The Company delivered to the buyer an amount equal to $400,000 less expenses paid for by the Company from the period beginning on November 1, 2018 and ending on the closing date of the agreement.

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the assets and liabilities associated with the disposal group were reclassified from their respective financial statement classifications to “assets held for sale” and “liabilities associated with assets held for sale” during the year ended August 31, 2018.

The fair value of the disposal group of $6,480,241 was compared to the carrying value of the disposal group at year-end of $14,235,272, resulting in an impairment of goodwill of $7,755,031.

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

At August 31, 2018, the assets and liabilities related to the disposal group were as follows:

Assets held for sale
$
Digital currencies	169,556
Prepaid expenses	24,598
Property and equipment	77,430
Intangible assets	4,445,602
Goodwill	2,034,639
Assets held for sale	6,751,825

Liability associated with Assets Held for Sale

Deferred revenue	277,879

On October 23, 2018, 3,600,000 shares were returned to treasury per the terms of the amendment signed on September 20, 2018 and recorded at $622,901 based on the estimated fair value of the assets that were returned to the vendors.

The asset purchase agreement closed on November 21, 2019. The gain on disposition was comprised of:

$
Loans payable	5,273,135
Convertible loans payable	1,581,940
Net consideration	6,855,075
Less: net assets	5,826,336
Less: working capital adjustment	300,559
Gain on disposition of NODE40 assets	728,179

The operating results of the disposal group are presented as discontinued operations during the years ended August 31, 2019 and 2018 as follows:

Net loss from discontinued operation	2019	2018
	$	$
Income from digital currency mining	124,195	728,215
Depreciation	(9,435)	(348,414)
	114,761	379,801
Advertising and promotion	-	9,221
Consulting fees	23,998	153,224
Foreign exchange gain	(98,393)	285,769
Insurance	19,891	16,199
Office and miscellaneous	59,193	168,808
Professional fees	2,215	67,032
Wages	580,747	91,143
Realized loss on disposal of digital currencies	74,756	-
Loss on digital currency revaluation	30,232	77,479
Loss from discontinued operations, before remeasurement	-	1,502,682
Impairment on remeasurement of disposal group	-	7,755,031
Loss from discontinued operations	774,662	9,257,713

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

In October 2019, Global was voluntarily dissolved by the Company.

HIGHLIGHTS FOR THE PERIOD ENDED NOVEMBER 30, 2019

●	Generated income of $2.3 million from the mining of digital currencies.

●	Mined 197 newly minted Bitcoin.

●	Incurred a net loss of $2.3 million for the period.

As of January 28, 2020, the Company was operating approximately 10,000 Bitcoin mining rigs in a data centre located in Buffalo, New York.

OUTLOOK

The Company continues to evaluate its options in order to execute on its strategy to grow as a market leader in the blockchain infrastructure industry and will increase operations by bringing its digital currency mining footprint to 17.5 megawatts of computing power during 2020.

As of the date of this report, the Company has deployed approximately 10,000 mining rigs in its Buffalo data center.

As noted in the subsequent events section of the MD&A, on March 28, 2019, the Company announced that it has entered into a Definitive Agreement with shareholders of Digihost International, Inc. whereby the business and assets of the Company and Digihost will be combined by way of a share exchange between the Company and shareholders of Digihost, constituting a “reverse-takeover” of the Company by Digihost under the policies of the TSX Venture Exchange.

Due to increasing costs of cryptocurrency mining and volatility in the valuation of mined-cryptocurrencies, the hosting expenses paid by HashChain to its colocation facility per coin mined are presently greater than the value of the coins mined. Completion of the Proposed Transaction will vertically integrate the hosting business to be acquired by Digihost with the mining operations of HashChain, such that the cost of mining is significantly reduced.

The Proposed Transaction and matters related thereon will be submitted to shareholders of the Company at an annual general and special meeting of its shareholders (the “Meeting”). The upcoming Meeting was held on January 14, 2020 at 10:00 a.m. at the offices of Peterson McVicar LLP, located at Suite 902, 18 King Street E., Toronto, Ontario. A copy of the management information circular which explains the terms of the Proposed Transaction is available under the Company’s profile on SEDAR at www.sedar.com. The Proposed Transaction was approved by shareholders at this Meeting.

Management of the Company anticipates that the completion of the Proposed Transaction would provide a number of benefits to HashChain, including:

●	reduced costs of cryptocurrency mining through the vertical integration of HashChain’s operations and the termination of the hosting services agreement with Bit.Management, LLC, who the Company currently pays for rent for the physical space of its rigs and for the electricity used in its cryptocurrency operations;

●	release from accrued liabilities owing to Bit.Management, LLC pursuant to the hosting services agreement; and

●	increased access to capital as a result of the minimum $5.4 million concurrent financing of Digihost to be completed prior to completion of the Proposed Transaction.

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

Upon completion of the Proposed Transaction, the mining operation will have 12,895 Bitcoin mining rigs with the ability to expand to 17.5 MW of computing power with electricity at an average all-in cost of USD$0.05/kWh. The operating facility is located in Buffalo, New York, with over 70,000 square feet under a five-year lease and an option to lease additional facility space totalling 240,000 square feet after three years. HashChain will focus on validation through mining, hosting solutions and blockchain software solutions.

LIQUIDITY AND CAPITAL RESOURCES

The Company commenced earning income from digital currency mining in mid-November 2017, however it has limited history and no assurances that historical performance will be indicative of future performance. At November 30, 2019, the Company had a working capital deficiency of $2,205,299 compared to a working deficiency of $661,588 at August 31, 2019.

The Company’s ability to continue as a going concern is dependent on the Company’s ability to efficiently mine and liquidate digital currencies, manage operational expenses and raise additional funds through debt or equity financing. Management anticipates working with Digihost in the short-term to raise additional capital or help fund ongoing operations and will continue to reduce expenses as it realigns its business model (see Bitcoin transfer agreement section of MD&A).

The net change in the Company’s cash position as at November 30, 2019 compared to August 31, 2019 was a decrease of $36,662. Operating activities used cash of $36,662 which was primarily due to the converting of digital currencies which worked to offset the operating loss combined with changes in working capital items. For the period ended November 30, 2018, investing activities used cash of $440,822 which consisted of items pertaining to the disposition of the NODE40 platform (2019, $0). Financing activities used cash of $1,315,100 for the period ended November 30, 2018 which was attributable to the repayment of a loan during the period (2019, $0).

OUTSTANDING SHARE DATA

The following share capital data is current as of the date of this document:

Balance

Shares issued and outstanding	261,222,157

As at the date of this report, 261,222,157 common shares were issued and outstanding, with 20,780,000 stock options and 29,823,400 warrants issued and outstanding. There are TSXV and securities laws restrictions on resale, as well as voluntary restrictions on certain shares, as detailed in the Company’s Final long form Prospectus dated December 12, 2017 filed on SEDAR and subsequent continuous disclosure filings of the Company.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019

During the three-month period ended November 30, 2019, the Company recorded a loss from continuing operations of $2,269,384 compared to a recognized loss of $2,920,324 for the three months ended November 30, 2018.

Income:

Income for the first quarter were $2,320,301 from the mining of digital currencies as compared to the first quarter income of the prior year of $2,657,587.

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

Operating Expenses:

Operating and maintenance costs for the first quarter were $3,730,540 and consisted of coins transferred to apply against electricity fees owed (see Bitcoin transfer agreement section of MD&A). Depreciation for the first quarter of $699,060 and represents the straight-line depreciation of the mining rig equipment over an expected life of three years.

General and Administrative Expenses:

Professional fees $158,274 consisted primarily of legal fees related to the Company’s current and future plans.

Other expenses:

The Company recorded “Other Items” amounts during the period ended November 30, 2019 including:

●	Gain on revaluations of digital currencies on hand of $23,360.

●	Loss on disposal of digital currencies of $10,994.

For the period ended November 30, 2018, there was a loss from discontinued operations of $774,662 and gain on disposal of discontinued operations of $728,179 related to the disposal of the NODE40 assets, as summarized below:

The asset purchase agreement closed on November 21, 2019. The gain on disposition was comprised of:

$
Loans payable	5,273,135
Convertible loans payable	1,581,940
Net consideration	6,855,075
Less: net assets	5,826,336
Less: working capital adjustment	300,559
Gain on disposition of NODE40 assets	728,179

The operating results of the disposal group are presented as discontinued operations during the years ended August 31, 2019 and 2018 as follows:

Net loss from discontinued operation	2019	2018
	$	$
Income from digital currency mining	124,195	728,215
Depreciation	(9,435)	(348,414)
	114,761	379,801
Advertising and promotion	-	9,221
Consulting fees	23,998	153,224
Foreign exchange gain	(98,393)	285,769
Insurance	19,891	16,199
Office and miscellaneous	59,193	168,808
Professional fees	2,215	67,032
Wages	580,747	91,143
Realized loss on disposal of digital currencies	74,756	-

Loss on digital currency revaluation	30,232	77,479

Loss from discontinued operations, before remeasurement	-	1,502,682
Impairment on remeasurement of disposal group	-	7,755,031
Loss from discontinued operations	774,662	9,257,713

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

SELECTED QUARTERLY INFORMATION FOR MOST RECENT COMPLETED QUARTERS

	November 30, 2019	August 31, 2019	May 31, 2019	February 28, 2019
	$	$	$	$
Total income	2,320,301	3,992,183	2,849,265	2,004,067
Net loss	(2,269,384)	(497,579)	(1,301,928)	(2,541,496)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

	November 30, 2018	August 31, 2018	May 31, 2018	February 28, 2018
	$	$	$	$
Total income	2,657,587	2,102,397	1,029,837	216,534
Net loss	(4,253,033)	(28,363,074)	(4,057,335)	(4,685,105)
Basic and diluted loss per share	(0.02)	(0.24)	(0.03)	(0.05)

RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

For the period ended November 30, 2019, key management compensation includes wages of $0 (2018 - $280,547) and share- based compensation of $0 (2018 - $263,624) incurred to directors, corporate officers and management.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has prepared the accompanying unaudited condensed interim consolidated financial statements in accordance with IAS 34, using accounting policies consistent with IFRS. Significant accounting policies are described in Note 2 of the Company’s annual financial statements as at and for the year ended August 31, 2019 and the Company’s interim financial statements as at and for the three months ended November 30, 2019.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

The Company’s significant estimates and judgements for the period ended November 30, 2019 included:

Significant judgments

(a)	Classification of digital currencies as current assets

The Company’s determination to classify its holding of digital currencies as current assets is based on management’s assessment that its digital currencies held can be considered to be commodities, the availability of liquid markets to which the Company may sell a portion of its holdings and that the Company is actively selling its digital currencies in the near future to generate a profit from price fluctuations.

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

(b)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and expenses are settled by each entity as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(c)	Asset acquisitions

Management determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

(d)	Income from digital currency mining

The Company recognizes income from the provision of transaction verification services within digital currency networks, commonly described as “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the 24-hour trailing weighted average rate at the time of the transaction per CoinMarketCap, an online coin price aggregator. The coins are recorded on the consolidated statement of financial position, as digital currencies, at their fair value less costs to sell and re-measured at each reporting date. Revaluation gains and losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining of digital currencies and management has exercised significant judgment in determining appropriate accounting treatment for the recognition of revenue for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to the blockchain and the reliability of the measurement of the digital currency received.

(e)	Going concern

The assumption that the Company will be able to continue as a going concern is subject to significant judgments by management including the Company’s short and long-term operating budget, expected profitability, investing and financing activities, and management’s strategic planning.

Significant estimates

(a)	Business combinations

In a business combination all identifiable assets acquired, and liabilities assumed are recorded at their fair values. In determining the allocation of the purchase price in a business combination requires management to make certain judgments and estimates about future events, including but not limited to future revenue, future digital currency prices and future operating costs.

(b)	Carrying value of computer equipment

The Company evaluates each asset or cash generating unit every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use. The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as the relationship between mining rewards and the required computing power, digital currency prices, the periodic contribution margin of digital currency mining activities, changes in underlying costs, such as electricity, and technological changes.

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

When required, the determination of fair value and value in use requires management to make estimates and assumptions about digital currency prices, required computing power, technological changes and operating costs, such as electricity. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of comprehensive income.

(c)	Depreciation

Depreciation of computing equipment is an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(d)	Deferred taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities, the deferral and deductibility of certain items and interpretation of the treatment for tax purposes of digital currencies by taxation authorities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

(e)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets such as Bitcoin and Dash and are included in current assets. Digital currencies are carried at fair value, which is determined using the 24-hour trailing weighted average rate at the time of the transaction per Brave New Coins, an online coin price aggregator. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(f)	Share-based compensation

The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options granted to directors, officers, employees, and consultants. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value, however the most significant estimate is the volatility. Expected future volatility can be difficult to estimate as the Company has had limited history and is in a unique industry, and historical volatility is not necessarily indicative of future volatility.

Adoption of New Accounting Standards

The Company adopted the following new accounting standards effective September 1, 2018

IFRS 15 – “Revenue from Contracts with Customers”: This standard specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers.

The Company determined that no contract exists with the digital currency network participant community as a whole in accordance with IFRS 15. This is because under such an implied contract, there are no enforceable rights and obligations which may be enforced against any individually identifiable parties. Therefore, the requirements of IFRS 15.9(b) are not met and the income from mining of digital currencies does not meet the definition of revenue. Newly minted digital currencies do however continue to represent an inflow to the Company due to the economic benefit in the form of an increase in assets and therefore should be recognized as income from digital currency mining on completion of the transaction verification services. The adoption of IFRS 15 resulted in presentation changes which were applied retrospectively, specifically that revenue is now referred to as income from digital currency mining. There was no other impact from the adoption of IFRS 15 on the Company’s consolidated financial statements.

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

IFRS 9 Financial Instruments - IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard was September 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis with the exception of financial assets that were derecognized at the date of initial application, September 1, 2018. The 2018 comparatives were not restated.

The following new standards, amendments to standards and interpretations have been issued but are not yet effective for the quarter ended November 30, 2019 and accordingly, have not been applied in preparing these unaudited interim consolidated financial statements:

IFRS 16: Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 removes the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a comparable way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets. The Company is assessing the effect of this standard on the Company’s subsequent interim consolidated financial statements.

The Company estimates to recognize approximately $635,000 as a right-of-use asset and a corresponding lease liability in connection with its lease of its office.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

All financial instruments are recorded initially at fair value. In subsequent periods, all financial instruments are measured based on the classification adopted for the financial instruments. Fair value through profit or loss financial assets and liabilities are subsequently measured at fair value with the change in the fair value recognized in net loss during the period. Financial assets and liabilities classified as measured at amortized cost are subsequently measured at amortized cost using the effective interest rate method.

Fair Values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as at November 30, 2019, as follows:

Fair Value Measurements Using

	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Balance, November 30,
	(Level 1)	(Level 2)	(Level 3)	2019
	$	$	$	$
Cash	3,310	–	–	3,310

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

The fair value of other financial instruments, which includes amounts receivable and accounts payable, approximate their carrying values due to the relatively short-term maturity of these instruments.

The Company is exposed to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

The principal financial instruments used by the Company, from which financial instrument risk arises, are cash and accounts payable.

The Company’s financial instruments are exposed to certain financial risks, which include the following:

Credit risk

Credit risk is the risk of loss that may arise on outstanding financial instruments should a counter-party default on its obligation. The Company minimizes its credit risk associated with its cash balance by dealing with major financial institutions in Canada. Amounts receivable consist of GST refunds due from the Government of Canada. The carrying amount of financial assets represents the maximum credit exposure.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting financial obligations due to shortage of funds. The Company manages liquidity risk by maintaining sufficient cash balances and adjusting its operating budget and expenditure. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term and other specific obligations.

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the income generated and costs that the Company incurs in its operations.

The Company mines cryptocurrency which has a market value stated in US dollars. The fluctuation of US dollars relative to the Company’s presentation currency of Canadian dollars will impact the profitability of the company and the value of the Company’s assets and liabilities and the amount of shareholders’ equity.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account

BITCOIN TRANSFER AGREEMENT

As a result of the decline in cryptocurrency prices, in October 2018 a verbal agreement was made between management of HashChain Technology Inc., and Bit.Management, LLC. This agreement consisted of the following parameters for the month of October 2018 and going forward:

1.	On a weekly basis, HashChain would transfer all Bitcoin mined by its 8,395 rigs to Bit.Management, LLC in lieu of the monthly minimum recurring charges.

2.	This verbal arrangement would be revised if/when the mining of Bitcoin became profitable.

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

With the price of Bitcoin rising over 50% during the month of May 2019 and continued appreciation into June 2019, HashChain Technology Inc.’s machines would now be profitable against the electrical cost per the Colocation Facilities Agreements of US $0.10 per kwh. Due to this, HashChain proposes the following:

1.	The parties acknowledge HashChain’s record of coins mined by its machines taken at each day’s Bitcoin price compared to the total to what would’ve been owed to Bit.Management, LLC under terms of the colocation agreements prior to the verbal agreement referenced above, and agree that the resulting cumulative balance, less the security deposits (released at the earlier request of Bit.Management, LLC), now be recognized as a liability of HashChain to Bit Management LLC. As of the August 31, 2019 Financial Statement, a liability of $639,756 was recognized on the Balance Sheet of the Company for this obligation.

2.	HashChain to continue transferring BTC mined on 8,395 rigs currently in operation to Bit.Management, LLC.

3.	Bit.Management, LLC to put HashChain’s remaining 3,500 rigs in operation, to be operated and hosted on the same basis as the 8,395 rigs.

4.	HashChain will continue to pay the hosting/electric costs on all rigs in operation (through application of coins mined and sold by Bit.Management, LLC), and the residual value of the coins mined and sold by Bit.Management, LLC will be applied to pay down the agreed liability, as described in #1 above.

5.	From the date of this agreement, BTC mined from the rigs in operation will be valued based on broker receipts evidencing sales effected by Bit.Management, LLC on each Monday, Wednesday and Friday at 9:00 am (Pacific) that is a business day (each, a “Sale Date”). Coins will be sold on the first Sale Date following the date such coins were mined.

6.	It is understood that HashChain will require operating funds from time to time. For this purpose, Bit.Management, LLC may release the proceeds of sale of Bitcoin in such amounts as it may determine in its sole discretion and such amounts shall be added to what is owed to Bit.Management, LLC under terms and conditions of the colocation agreements.

DIGITAL CURRENCY AND RISK MANAGEMENT

As of November 30, 2019, the Company’s digital currencies consisted of Bitcoin with a fair value of $42,523. Digital currencies are measured using level one fair values, determined by taking the rate from market currency exchanges.

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required. A decline in the market prices for coins could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its coin sales.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performances of digital currencies are not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin, and an 85% variance in the price of Bitcoin could have a $36,145 impact on the Company’s earnings before tax.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any significant off-balance sheet arrangements or commitments.

SUBSEQUENT EVENTS

On March 28, 2019, the Company announced that it has entered into a Definitive Agreement with the shareholders of Digihost International, Inc. (“Digihost”) whereby the business and assets of the Company and Digihost will be combined by way of a share exchange between the Company and shareholders of Digihost, constituting a “reverse-takeover” of the Company by Digihost under the policies of the TSX Venture Exchange (the “Proposed Transaction”). Digihost is a private company focused on providing cryptocurrency hosting services to cryptocurrency miners.

The Proposed Transaction is anticipated to be completed by way of share exchange. All existing stock options of HashChain will be cancelled and will not be exchanged for corresponding securities of the resulting issuer. Holders of existing common share purchase warrants shall receive common share purchase warrants in the capital of the resulting issuer on equivalent terms and conditions.

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

Assuming completion of the Proposed Transaction, 82% of the total resulting issuer shares will be issued to Digihost shareholders, and Digihost will become a wholly owned subsidiary of the Company. Upon completion of the Proposed Transaction, the issuer resulting from the Proposed Transaction will carry on the business previously carried on by Digihost. It is anticipated that upon completion of the Proposed Transaction, the resulting issuer will be listed as Tier 2 Technology Issuer under the policies of the TSX Venture Exchange.

It is anticipated that the Company will also consolidate its common shares outstanding on a basis of 40 pre-consolidation shares for 1 post consolidation shares. The Proposed Transaction is subject to TSX Venture Exchange and Shareholder approval.

On August 30, 2019, the Company entered into an extension agreement with the Digihost Shareholders extending the close date from August 31, 2019 to October 31, 2019 and on November 28, 2019, the Company entered into a second extension agreement extending the close date to February 29, 2020.

RISK AND UNCERTAINTIES

Conflicts of Interest

Certain directors of the Company also serve as directors and/or officers of other companies involved in other business ventures. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Negative Operating Cash Flows

As the Company is at the early stage start up stage it may continue to have negative operating cash flows. Prior to the development of existing revenue streams from its business, the Company may continue to have negative operating cash flows until it can realize stable cash flow from operations.

Risks Related as a Going Concern

The Company commenced earning income in November 2017 and has a limited history. No assurance can be provided that historical performance will be indicative of future performance. The ability of the Company to continue as a going concern is dependent upon its ability to achieve profitable operations, obtain additional capital and receive continued support from its shareholders.

Reliance on Key Personnel and Advisors

The Company relies heavily on its officers. The loss of their services may have a material adverse effect on the business of the Company. There can be no assurance that one or all of the employees of, and contractors engaged by, the Company will continue in the employ of, or in a consulting capacity to, the Company or that they will not set up competing businesses or accept positions with competitors. There is no guarantee that certain employees of, and contractors to, the Company who have access to confidential information will not disclose the confidential information.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The information provided in this report is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

RISK FACTORS

Market Risk for Securities

The market price for the Company’s common shares is subject to fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of peer companies and competitors, as well as overall market movements, may have a significant impact on the market price securities. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Uninsured or Uninsurable Risk

The Company may become subject to liability for risks against which cannot be insured or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for usual business activities. Payment of liabilities for which insurance is not carried may have a material adverse effect on the Company’s financial position and operations.

Conflicts of Interest Risk

Certain directors and officers are also directors and operators in other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors’ and officers’ conflict with or diverge from the Company’s interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and the officers are required to act honestly and in good faith with a view to the Company’s best interest. However, in conflict of interest situations, directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company.

Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.

Key Personnel Risk

The Company’s success will depend on its directors and officers to develop the business, manage operations, attract and retain key quality staff and consultants. The loss of any key person or the inability to find and retain new key persons could have a material adverse effect on the business. No assurance can be provided that the Company will be able to attract or retain key personnel in the future, which may adversely impact operations.

Dividend Risk

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. Earnings are expected to be retained to finance further growth and, when appropriate, retire obligations.

Share Price Volatility Risk

External factors outside of the Company’s control such as sentiments toward the cryptocurrency sector may have a significant impact on the market price of the Company’s common shares. Global stock markets, including the TSX Venture Exchange, have from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operations of particular companies. There can be no assurance that an active or liquid market will develop or be sustained for the common shares.

Regulatory risk

In terms of regulatory risks, governments may take action in the future that prohibit or restrict the right to acquire, own, hold, sell, use or trade digital currencies or exchange digital currencies for fiat currency. Such restrictions, while impossible to predict, could result in the Company liquidating its digital currencies inventory at unfavorable prices which may have a material adverse affect on the Company. The Company has liquidated a portion of coins, partially in order to mitigate against the aforementioned risk.

HASHCHAIN TECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERIOD ENDED NOVEMVER 30, 2019
(All amounts expressed in CAD dollars, unless otherwise stated)

Market risk

The Company is at risk due to the volatility in the pricing of its digital currency mined by the Company and held in inventory – wide fluctuations in price, speculation, negative media coverage (highlighting for example, regulatory actions and lawsuits against industry participants) and downward pricing (and in particular Bitcoin) may adversely affect investor confidence, and ultimately, the value of the Company’s digital currency inventory which may have a material adverse effect on the Company, including an adverse effect on the Company’s profitability from current operations.

The Company is also at risk due to the volatility of network hashrates (and lag between network hashrate and underlying cryptocurrency pricing), which may have an adverse effect on the Company’s costs of mining. The Company is also at risk due to volatility in energy (electricity) pricing, which is a key factor in the Company’s profitability of its mining operations.

Risks of loss, theft or cybercrime

Due to the intangible nature of digital currencies, the Company’s digital currencies are subject to loss, theft and cybercrime relating to the Company’s coins. This could involve physical theft of the key, loss of the key in order to access the Company’s digital wallets, as well as cybercrimes which could potentially appropriate the Company’s coins. In order to mitigate against these risks, the Company stores its wallets in a secure cold storage facility.

Other Risk

There have been no changes in the risk factors pertaining to the Company since the Company’s Final long form Prospectus dated December 12, 2017 (the “Final long form Prospectus”) and available on SEDAR at www.sedar.com, other than noted above. The disclosure in this MD&A is subject to, and should be read in conjunction with, the risk factors outlined in the Final long form Prospectus.

CAUTIONARY NOTE REGARDING FORWARDING LOOKING STATEMENTS

This MD&A contains certain statements that may constitute “forward-looking statements”. Forward-looking statements include but are not limited to, statements regarding future expansion, rig purchases, electrical consumption, business goals, anticipated business developments and the timing thereof, regulatory compliance, sufficiency of working capital, business and financing plans, and other forward-looking statements including but not limited to information concerning intentions, plans and future actions of the Company.

In connection with the forward-looking information contained in this MD&A, the Company has made assumptions about the Company’s ability to expand operations; profitably mine and liquidate digital currency inventory as required; historical prices of digital currencies; and operate in the future without any regulation or law imposed which would prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business.

The forward-looking information in this MD&A reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

OTHER INFORMATION

Additional information on the Company is available on SEDAR at www.sedar.com.